1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2008.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date November 10, 2008	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

FORM OF PROXY FOR THE 2008 FIRST CLASS MEETING OF HOLDERS OF H SHARES
TO BE HELD ON MONDAY, 29 DECEMBER 2008

No. of H shares to which this Proxy relates(Note 1)

I/We(Note 2) _________________________________________________________________________________________________________________ of
_________________________________________________________________________________________________________________ being shareholder(s) of ALUMINUM CORPORATION OF CHINA LIMITED (the "Company") hereby appoint the Chairman of the Meeting(Note 3) or
______________________________________________________ of _________________________________________________________ as my/our proxy to attend, act and vote for me/us and on my/our behalf at the Class Meeting of holders of H Shares of the Company to be held at Conference Room at 29th Floor, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China on Monday, 29 December 2008 at 9:45 a.m. and at any adjournment thereof as hereunder indicated in respect of the resolutions set out in the Notice of Class Meeting of holders of H Shares, and, if no such indication is given, as my/our proxy thinks fit.

SPECIAL RESOLUTION(Note 8)	For(Note 4)	Against(Note 4)
To consider and approve the mandate on authorising the board of directors to repurchase H Shares of the Company.

Dated this __________________ day of __________________ 2008	Signature(s)(Note 5): ______________________________

Notes:

1.

Please insert the number of shares registered in your name(s) to which the proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

2.	Please insert the full name(s) (in Chinese or in English, as shown in the register of members) and registered address(es) in BLOCK LETTERS.

3.

If any proxy other than the Chairman of the Meeting is preferred, delete the words "the Chairman of the Meeting or" and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.

4.

IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, TICK IN THE BOX MARKED "AGAINST". Failure to tick the box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolutions properly put to the Class Meeting of holders of H Shares other than those referred to in the notice convening the Class Meeting of holders of H Shares.

5.

This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a legal person, must either be executed under its seal or under the hand of a legal representative or other attorney duly authorised to sign the same. If this form of proxy is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarially certified.

6.

Where there are joint registered holders of any share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders is present at the Meeting, personally or by proxy, then one of the persons so present whose name stands first on the register in respect of such share shall alone be entitled to vote in respect thereof.

7.

To be valid, for holders of H shares, this form of proxy, together with the notarially certified power of attorney or other document of authorisation, must be delivered to Hong Kong Registrars Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 24 hours before the time appointed for the Meeting.

8.	The description of the resolution is by way of summary only. The full text appears in the notice of Class Meeting of the holders of H Shares of the Company.

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary